As filed with the Securities and Exchange Commission on October 31, 1997.


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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                      ---------------------------

                            SCHEDULE 13E-4
                           (Final Amendment)
                     Issuer Tender Offer Statement
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                  PIONEER HI-BRED INTERNATIONAL, INC.
----------------------------------------------------------------------
                           (Name of Issuer)

                  PIONEER HI-BRED INTERNATIONAL, INC.
----------------------------------------------------------------------
                 (Name of Person(s) Filing Statement)


                COMMON STOCK, $1.00 PAR VALUE PER SHARE
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                    (Title of Class of Securities)

                              723680-10-1
                 ------------------------------------
                       (CUSIP Number of Class of
                              Securities)



                         WILLIAM DEMEULENAERE
                           Corporate Counsel
                  Pioneer Hi-Bred International, Inc.
                           400 Locust Street
                          700 Capital Square
                         Des Moines, IA 50309
                            (515) 248-4800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              COPIES TO:

                          F. WILLIAM REINDEL
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                       New York, New York 10004
                            (212) 859-8189

                          September 25, 1997
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 (Date Tender Offer First Published, Sent or Given to Security Holders)


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          This Final Amendment amends and supplements the Issuer
Tender Offer Statement on Schedule 13E-4, dated as of September 25, 1997 (the "Issuer Tender Offer Statement"), relating to the offer by Pioneer Hi-Bred International, Inc. (the "Company") to purchase up to 16,444,586 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $1.00 per share (including the associated Preferred Stock Purchase Rights (the "Rights"), the "Shares"), at prices specified by tendering shareholders not in excess of $104 nor less than $88 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1997, and in the related Letter of Transmittal which together constitute the "Offer." The Issuer Tender Offer Statement is hereby amended to incorporate the information included in the exhibits referred to below.

ITEM 1.   SECURITY AND ISSUER.

          The Offer expired at 12:00 midnight, New York City time, on October 23, 1997. The Company purchased 16,444,586 shares pursuant to the Offer at a purchase price of $92.50 per share. To avoid prorationing, the Company exercised its option under the Offer and purchased approximately 21,000 additional shares in order to purchase all Shares that were tendered at prices of $92.50 per Share or below.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 9 is hereby amended to include the following additional exhibits:

            (a) (10) Text of Press Release issued by the Company, dated October 24, 1997.

            (a) (11) Text of Press Release issued by the Company, dated October 29, 1997.


                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final
Amendment to Schedule 13E-4 is true, complete and correct.

October 31, 1997

                              PIONEER HI-BRED INTERNATIONAL, INC.


                              By: /s/ Jerry Chicoine
                                 ----------------------------------
                                 Executive Vice President and Chief
                                 Operating Officer


EXHIBIT
NUMBER          DESCRIPTION
------          -----------

(a) (10)        Text of Press Release issued by the Company, dated
                  October 24, 1997.
(a) (11)        Text of Press Release issued by the Company, dated
                  October 29, 1997.